October 24, 2005

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:                               Worldspan L.P. and WS Financing Corp. —
Registration Statement on Form S-4
(Registration No. 333-124508)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 pm on October 25, 2005, or as soon thereafter as practicable.

The Registrant acknowledges that:

1.                                       should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

2.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

3.                                       the Registrant may not assert the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

4.                                       it is not aware of any material adverse development or change that has occurred to its business subsequent to June 30, 205 through the date hereof that is not disclosed in Amendment No. 4 to the Registrant’s Form S-4 filed with the Commission on the date hereof.

Very truly yours,

WORLDSPAN L.P
WS FINANCING CORP.

By:	/s/ Jeffrey C. Smith
Jeffrey C. Smith
General Counsel, Secretary and Senior Vice
President - Human Resources of each